City National

CITY NATIONAL CORPORATION

2007 Summary Annual Report

FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share amounts [1]		2007		2006	Percentage Change
FOR THE YEAR					
Total revenue	$	911,474	$	848,280	7%
Net income		222,713		233,523	(5)
Net income per common share, basic		4.62		4.82	(4)
Net income per common share, diluted		4.52		4.66	(3)
Dividends per common share		1.84		1.64	12
AT YEAR END					
Assets	$	15,889,290	$	14,884,309	7%
Securities [2]		2,756,010		3,101,154	(11)
Loans and leases		11,630,638		10,386,005	12
Deposits		11,822,505		12,172,816	(3)
Shareholders' equity		1,655,607		1,490,843	11
Book value per common share		34.61		31.39	10
AVERAGE BALANCES					
Assets	$	15,370,764	$	14,715,512	4%
Securities [2]		2,833,489		3,488,005	(19)
Loans and leases		11,057,411		9,948,363	11
Deposits		12,236,383		11,869,927	3
Shareholders' equity		1,599,488		1,460,792	9
SELECTED RATIOS					
Return on average assets		1.45%		1.59%	(9)%
Return on average shareholders' equity		13.92		15.99	(13)
Tier 1 leverage ratio		7.97		8.81	(10)
Tier 1 risk-based capital ratio		9.31		11.09	(16)
Total risk-based capital ratio		11.27		13.60	(17)
Period-end shareholders' equity to period-end assets		10.42		10.02	4
Dividend payout ratio, per common share		40.13		34.31	17
Net interest margin		4.45		4.58	(3)
Efficiency ratio		58.21		55.97	4
AT YEAR END					
Assets under management [3]	$	37,268,529	$	27,634,473	35%
Assets under management or administration [3]		58,506,256		48,458,981	21

Certain prior period balances have been reclassified to conform to the current period presentation.

Includes trading account securities.

Excludes $12.4 billion and $9.1 billion of assets under management for an asset manager in which City National held a minority ownership interest as of December 31, 2007 and December 31, 2006, respectively.

To Our Shareholders

In 2007, challenging national economic conditions triggered by the subprime mortgage debacle tested the financial services industry, forcing some large companies to write off billions of dollars, a process that is not over yet. These challenges underscored City National's fundamental strength, successful business model and ability to profitably weather economic difficulties.



Russell Goldsmith
President and CEO
City National Corporation

Chairman and CEO
City National Bank



Bram Goldsmith
Chairman
City National Corporation

Let's look at where City National is today: City National is a well-capitalized, double-A rated company in the top 1 percent of U.S. banks. It has steered clear of the many highly publicized problems that are affecting some other banks. We do not have subprime loans or exposure to subprime collateralized debt obligations. We have no concerns over auto loans, credit card debt or home equity loans. City National's balance sheet is strong, backed by abundant capital and liquidity. The company's deposit base is exceptional, and its credit quality is sound.

In its 2007 Bank Performance Scorecard, *Bank Director* magazine ranked City National 10th among the country's 150 largest banks and thrifts. The scorecard (run by the investment bank of Sandler O'Neill + Partners, L.P.) evaluated each company's performance by a number of important criteria, including return on equity, return on assets, capitalization and asset quality. Last year was the third consecutive year that City National has ranked among the top 10.

Last year, even in the face of a slowing economy, City National grew its assets, revenue, loans, average deposits, fee income and assets under management. In 2007, the company earned $222.7 million on record

City National is a double-A rated company in the top 1 percent of U.S. banks.

revenue of $911.5 million. Earnings per share totaled $4.52, a 3 percent decline from 2006, placing City National's earnings performance in the top one-third of the nation's 50 largest banks.

Loan growth was strong in every major category. Average loans grew to $11.1 billion, up 11 percent from 2006. It's important to note that City National does not make – and does not buy – subprime or option adjustable rate mortgage loans.

Credit quality is sound. Net loan charge-offs were $8.5 million. Our company is adequately reserved at 1.45 percent of total loans, which is a higher level of reserves than almost all of our peer banks.

Of course, the housing construction business weakened last year as a direct result of the problems in the mortgage industry. However, City National's for-sale housing construction portfolio with our real estate clients accounts for about 5 percent of the company's total loans, and most of our construction lending is in California's strongest and most prosperous counties.

City National's other residential real estate-related portfolio – home mortgages – is performing extremely well as usual. In fact, the company has never foreclosed on a home mortgage loan that it originated. Virtually all of our home mortgage borrowers are our private banking clients, and City National's average loan-to-value ratio is just over 50 percent at origination.

In 2007, average deposits exceeded $12 billion – a 3 percent increase from 2006. About 85 percent of our deposit balances are lower-cost core deposits. Average core deposits increased 2 percent to $10.4 billion. City National's remarkably strong deposit base goes a long way toward explaining why the company's net interest margin is one of the strongest in the industry. While the Federal Reserve lowered interest rates by 100 basis points in 2007, our company's net interest margin for the year narrowed only 13 basis points to 4.45 percent.

Noninterest income is an important and fast-growing component of City National's revenue. In 2007, it rose 25 percent to $303.2 million.

Wealth management is still the primary driver of the company's noninterest income growth – contributing about two-thirds of the total. Asset management fee income increased 31 percent from the previous year, aided by the continuing success of City National Asset Management, the acquisition of Convergent Wealth Advisors (formerly Lydian Wealth Management), the strong contributions of our seven other majority-owned affiliates and our minority interest in Matthews International.

At year end, City National and its affiliates managed or administered client investment assets of nearly $59 billion – a 21 percent increase over 2006 – and provided clients with strong investment performance.

A Strong Value Proposition

Wealth management is not the only source of City National's noninterest income. Fee income from foreign exchange and letters of credit grew 16 percent – the third consecutive year that our international business has achieved double-digit growth. Cash management and deposit transaction fees also made big contributions last year, growing 11 percent from 2006. Interestingly, increased sales of City National E-Deposit – the remote deposit capability introduced by the bank less than two years ago – is now responsible for processing deposits of more than $1.5 billion a month.

In addition to its solid operating results, City National continued to manage capital prudently, and its ratios are comfortably above "well-capitalized" industry standards. At year end, even after making two acquisitions, the company's Tier 1 leverage ratio was 7.97 percent, and its period-end equity-to-assets ratio came to 10.42 percent. The company also bought back nearly 1.5 million shares of its stock. City National's Board of Directors recently increased the company's annual dividend 4 percent to $1.92 per share, effective in 2008.

In 2007, our talented team of nearly 3,000 colleagues again delivered a growing array of outstanding financial products and services to City National's remarkable clients – the entrepreneurs, professionals and investors we are privileged to serve, along with their businesses and their families.

City National's value proposition remains its client-centric, relationship-driven focus on superb, seamless delivery of world-class commercial banking, private banking and wealth management by its outstanding team of bankers and wealth managers through the company's network of full-service regional centers and core offices. It is this value proposition that enables City National to weather difficult economic conditions.



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Earnings and Revenue *($ millions)*

Revenue grew to a record $911.5 million in 2007. Noninterest income now accounts for about one-third of the company's total revenue.

■ Net Interest Income ☐ Net Income
☐ Noninterest Income

A thorough strategic review confirmed City National's value proposition.

During the last year, City National completed a thorough strategic review that confirmed its value proposition and its approach to full-service regional banking, while highlighting refinements that should enhance City National's growth.

These adjustments include taking commercial banking and private banking to the next level as two distinct but interrelated businesses in California. Under the leadership of City National Bank's president, Chris Warmuth, this has been implemented by adding Rod Banks, the new head of Commercial Banking Services, and Michael Pagano, who now runs Private Banking Services. Both men are proven performers who joined us in the past few months to improve both performance and growth through more focused expertise and energy in these two key areas.

In 2007, the company continued to invest in its future by adding to its banking and wealth management businesses with two important acquisitions – Business Bank of Nevada and Convergent Wealth Advisors. Both are performing well and have great promise in 2008 and beyond.

In addition, City National expanded its opportunities for sensible growth by adding commercial banking teams in New York and Northern Nevada and a commercial real estate team in Palo Alto.

The company continued to expand its array of product and service offerings for its 62 branch offices and this year began to roll out its new City National Preferred Banking program. There are about 800,000 "mass affluent" households in the markets that City National serves, and this


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Earnings Per Diluted Share *($)*

Despite a challenging economic environment, City National posted earnings per diluted share of $4.52 in 2007.

new program offers them a compelling value proposition and a gateway to the first level of a private banking relationship with City National.

For all of its success to date, City National still has a small share of large and growing markets. The company has numerous opportunities to grow. In particular, our strategic review verified that there is tremendous opportunity for City National to increase noninterest income through private banking, wealth management, cash management and international services. Ten years ago, noninterest income was 17 percent of City National's total revenue. Today it's 33 percent. Significantly, the company achieved this while growing from $5.3 billion to $15.9 billion in assets.

All of this positions City National solidly for 2008.

Building for the Future

While the slowing U.S. economy will undoubtedly have an impact on loan demand, deposit formation and credit quality in 2008, City National should still perform relatively well and continue to build its franchise and shareholder value.

The company's growth, size and focus have enabled it to develop state-of-the-art financial products and services, expand to attractive new geographies, selectively open new offices, add outstanding talent and – as a result of all these efforts – strengthen and increase the number of its client relationships.

Developing new products and services

Increasingly, City National is providing successful entrepreneurs, investors and professionals, their businesses and their families with complete and outstanding financial solutions on *The way up*.®

One such new solution for 2008 is EASI Link,℠ the company's new proprietary cash management system that will allow certain clients to simultaneously process their cash management activities out of one general ledger program, using selected accounting software platforms in combination with our new EASI Link software.

EASI Link will join the company's Positive Pay and Payee Verify programs, which already have helped many clients with additional layers of very valuable fraud prevention for their City National cash management systems.



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Average Loans *($ billions)*

In 2007, loan growth was strong in every major category. Average loans grew to $11.1 billion, up 11 percent from 2006.

- Commercial
- Construction and Commercial Real Estate
- Residential First Mortgages
- Equity Lines of Credit
- Other

Now, our company can deliver more complete world-class financial solutions.

City National E-Deposit continues to offer our business clients the convenience of depositing their checks without ever having to go to the bank. New Internet capabilities should enhance this service and its growth.

This year, the company also is promoting new Visa® Credit Cards and Visa® Debit Cards, which automatically come with City National Rewards.℠ This new premium rewards program will allow our account holders to transfer or consolidate points from all of their City National cards – both personal and business. The ability to consolidate rewards points from multiple cards will be a truly valuable feature for our entrepreneurial clients, and it's offered by very few bank card providers.

Expanding into new markets

In April, City National completed its merger with Business Bank of Nevada. This state has been the fastest growing in America for 19 of the last 20 years. Its economy is well-suited to City National's capabilities and has great connectivity to the state of California and a number of our clients. Now, our company can deliver more complete world-class financial solutions to Nevada clients than ever before.

In 2007, City National also invested in its growth by opening several new offices. In Las Vegas, we added a new Hughes Center office and a full-service regional center in Summerlin, bringing the total in Nevada to nine. In Los Angeles, our new Century City Regional Center also offers the full


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Average Deposits *($ billions)*

Average deposit balances exceeded $12 billion. About 85 percent were lower-cost core deposits, which helped keep the company's cost of funds very low.

■ Core □ Other

array of City National's business, private banking and wealth management products and services. The opening of our Ontario banking office last October expanded the company's commitment and capabilities in California's Inland Empire. In 2008, in this economy, City National will open just one new office in Manhattan Beach, California, and relocate and upgrade one in Orange County.

Speaking of Manhattan, City National's successful New York office just celebrated its fifth anniversary. The office on Park Avenue not only serves the bank's bicoastal clients but also continues to grow with New York-based businesses and individuals and to selectively add talented bankers.

Building wealth management

Wealth management is a critical component of City National's ability to offer complete and outstanding financial solutions to its clients.

Investment performance has been very good. By reading the markets before they move, City National's diverse and experienced investment managers have successfully navigated clients through volatile market conditions. Our wealth managers have generally outperformed their relevant investment benchmarks, and in 2007 *Barron's* magazine rated City National among the nation's top 40 investment managers – for the seventh year in a row.

City National last year added its newest wealth management affiliate, Convergent Wealth Advisors, to complete the spectrum of investment management and wealth advisory services available to clients. With offices in eight cities, Convergent Wealth Advisors today offers an extensive and intensive financial advisory team that oversees a diverse open-architecture array of excellent investment managers for about 250 families with nearly $9 billion of investments under advisement. Their new office here in Los Angeles is a complementary and constructive addition to what we can offer certain of our clients in California and Nevada.

Investing in talent

City National has achieved its success in large measure by recruiting, retaining, rewarding and promoting the most talented team of bankers and wealth managers, and they serve our clients well.

In 2007, the company continued to promote and add talent. We are particularly pleased to have welcomed four exceptional colleagues to our senior management team and executive committee.



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Assets Under Management or Administration *($ billions)*

Assets under management or administration approached $59 billion in 2007. Assets under management have grown at a five-year compound annual rate of 38 percent.

■ Administration □ Management

In 2008, City National is in a strong position to perform relatively well.

In addition to Rod Banks and Michael Pagano, Mark Forbes was promoted to executive vice president and manager of the company's Real Estate Division, which provides financial solutions to real estate developers in California and Nevada.

Robert Iritani, another proven City National executive, was also promoted to executive vice president. Over the past two years, Bob has successfully led our growing Specialty Banking Division, which delivers a wide array of specialized services, including agribusiness, corporate banking, franchise finance, mortgage warehousing, municipal lending, specialty deposits and international services.

Even in the face of a tough economy in 2008, City National is in a strong position to perform relatively well. We have the right team, the right markets, the right capabilities and resources and, of course, unlimited opportunity in some of the world's most important economies. However, our performance in 2008 will be affected to some degree by how the economy performs and how our clients respond to it. Similarly (and unfortunately), our stock is not immune to short-term pressures upon the entire financial services sector. On balance and over the long term, the focus and discipline, the resources and the performance of City National should protect against the downside and position the company well for the future.


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Total Corporate Assets *($ billions)*

Total assets increased to a record $15.9 billion in 2007, reflecting the company's strong loan growth and its acquisition of Business Bank of Nevada.

In Appreciation

The company's past and future successes would not be possible without the dedication and effectiveness of so many people. In particular, we want to express our deep appreciation to City National's outstanding Board of Directors. Their advice and counsel are invaluable.

We are also extremely grateful to City National's very dedicated and talented team of colleagues, who exemplify this company's long-standing commitment to excellence, service, diligence, teamwork and integrity. In challenging times, they have done an excellent job of executing our business model, serving our clients well and bettering the communities in which they work, live and do business.

Through various strategic community involvement partnerships and programs, such as the company's *Reading is The way up*• literacy initiative, City National's colleagues have a positive and measurable impact on the growth and prosperity of our communities.

In 2007, the company also made continuing progress in the "greening" of the bank. Products and services like electronic loan applications, City National E-Deposit, new Online Banking options and City National Asset Management's new "green" portfolio – to name a few – are helping clients and colleagues conserve and protect the environment, at the same time reducing costs and increasing choice and efficiency. Company programs to "reduce, reuse and recycle" also are achieving results.

We are very grateful to our remarkable clients and to you, the shareholders, for your confidence in City National and its management.

As always, City National remains committed to building long-term shareholder value, delivering consistent quality earnings growth and meeting the financial needs of each of its four key constituencies – clients, colleagues, shareholders and our communities – just as the company has done for over half a century and, we believe, will continue to do successfully for many more years to come.

Sincerely,

Russell Goldsmith
President and CEO
City National Corporation

Chairman and CEO
City National Bank

Bram Goldsmith
Chairman
City National Corporation

March 3, 2008

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share data[1]	For the year ended December 31, 2007	2006	2005
Interest income	$ 894,101	$ 826,315	$ 716,166
Interest expense	285,829	220,405	106,125
Net interest income	608,272	605,910	610,041
Provision for credit losses	20,000	(610)	–
Net interest income after provision for credit losses	588,272	606,520	610,041
Noninterest income	303,202	242,370	210,368
Noninterest and minority interest expense	538,101	482,004	443,853
Income before taxes	353,373	366,886	376,556
Income taxes	130,660	133,363	141,821
Net income	$ 222,713	$ 233,523	$ 234,735
Net income per share, basic	$ 4.62	$ 4.82	$ 4.77
Net income per share, diluted	$ 4.52	$ 4.66	$ 4.60
Shares used to compute net income per share, basic	48,234	48,477	49,159
Shares used to compute net income per share, diluted	49,290	50,063	51,062
Dividends per share	$ 1.84	$ 1.64	$ 1.44

CONDENSED CONSOLIDATED BALANCE SHEET

Dollars in thousands[1]	December 31, 2007	2006
Assets		
Cash and cash equivalents	$ 454,069	$ 611,054
Securities[2]	2,756,010	3,101,154
Net loans	11,462,115	10,230,663
Other assets	1,217,096	941,438
Total assets	$ 15,889,290	$ 14,884,309
Liabilities and Shareholders' Equity		
Deposits	$ 11,822,505	$ 12,172,816
Borrowings	2,151,435	1,007,845
Other liabilities and minority interest	259,743	212,805
Total liabilities and minority interest	14,233,683	13,393,466
Shareholders' equity	1,655,607	1,490,843
Total liabilities and shareholders' equity	$ 15,889,290	$ 14,884,309

(1) *Certain prior period balances have been reclassified to conform to the current period presentation.*

(2) *Includes trading account securities.*

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Dollars in thousands	For the year ended December 31, 2007	2006
Beginning balance	$ 1,490,843	$ 1,457,957
Adjustment to initially apply Staff Accounting Bulletin No. 108	–	(10,174)
Adjustment to initially apply FASB Interpretation 48	(28,036)	–
Balance, January 1	1,462,807	1,447,783
Net income	222,713	233,523
Other comprehensive income, net of tax	32,110	11,682
Adjustment to initially apply FASB Statement No. 158	–	(1,539)
Issuance of shares for stock options	25,907	19,073
Stock-based employee compensation expense	13,854	12,106
Tax benefit from stock options	5,026	9,959
Cash dividends paid	(89,375)	(80,126)
Repurchased shares, net	(105,450)	(161,618)
Issuance of shares for acquisition	88,015	–
Ending balance	$ 1,655,607	$ 1,490,843

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in thousands	For the year ended December 31, 2007	2006	2005
Cash Flows from Operating Activities			
Net income	$ 222,713	$ 233,523	$ 234,735
Adjustments to net income	(90,001)	(94,191)	52,191
Net cash provided by operating activities	132,712	139,332	286,926
Cash Flows from Investing Activities			
Purchases and sales or maturities of securities, net	596,720	1,010,052	34,142
Loan originations, net of principal collections	(847,442)	(1,115,555)	(781,701)
Acquisition of BBNV, net of cash acquired	(53,953)	–	–
Acquisition of CWA, net of cash acquired	(101,292)	–	–
Other, net	(52,538)	(37,382)	(35,997)
Net cash used by investing activities	(458,505)	(142,885)	(783,556)
Cash Flows from Financing Activities			
Net (decrease) increase in deposits	(791,429)	34,344	151,557
Net increase in borrowings	1,124,129	229,955	83,413
Cash dividends paid	(89,375)	(80,126)	(71,248)
Other, net	(74,517)	(132,586)	(7,926)
Net cash provided by financing activities	168,808	51,587	155,796
Net (decrease) increase in cash and cash equivalents	(156,985)	48,034	(340,834)
Cash and cash equivalents at beginning of year	611,054	563,020	903,854
Cash and cash equivalents at end of year	$ 454,069	$ 611,054	$ 563,020

DATA ON COMMON STOCK

The principal market for the corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2007			
March 31	$ 75.39	$ 68.00	$ 0.46
June 30	78.39	72.30	0.46
September 30	78.00	69.00	0.46
December 31	72.97	59.10	0.46
2006			
March 31	$ 78.25	$ 71.95	$ 0.41
June 30	78.25	60.02	0.41
September 30	68.41	63.69	0.41
December 31	71.29	65.34	0.41

STOCKHOLDER RETURN GRAPH

City National Corporation Total Return Performance



City National Corporation
SNL Bank >$10B Index
S&P 500
INDEX VALUE
200
180
160
140
120
100
80
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
	Period Ending					
City National Corporation	100.00	144.00	167.16	174.87	175.91	151.02
SNL Bank > $10B Index	100.00	134.54	149.57	152.06	178.64	139.04
S&P 500	100.00	128.68	142.69	149.70	173.34	182.86

Source: SNL Financial LC, Charlottesville, VA ©2008; Standard & Poor's Web site. Used with permission from standardandpoors.com.

The stockholder return graph compares the total cumulative stockholder return on the corporation's common stock to the total cumulative returns of the SNL Bank > $10B Index and the Standard & Poor's 500 Index. Each line on the stockholder return graph assumes that $100 was invested in the corporation's common stock and the respective indices on December 31, 2002, and assumes quarterly reinvestment of all dividends. The total cumulative returns shown on the stockholder return graph reflect historical results only and are not necessarily indicative of future results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of City National Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of City National Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the three-year period ended December 31, 2007 (not presented herein); and in our report dated February 27, 2008, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

As discussed in Note 1 to the consolidated financial statements, in 2007 City National Corporation changed its method of accounting for uncertainty in income taxes, and in 2006 City National Corporation changed its methods of accounting for defined benefit pensions and other post-retirement plans, stock-based compensation, and considering the effects of prior year misstatements when quantifying misstatements in current year financial statements.

KPMG LLP

Los Angeles, California
February 27, 2008

FORM 10-K

Shareholders also receive the corporation's Annual Report on Form 10-K for the year ended December 31, 2007, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to: Investor Relations, City National Bank, 555 S. Flower Street, 9th Floor, Los Angeles, CA 90071. You also may send your request by facsimile to (213) 673-7646 or by e-mail to investor_relations@cnb.com.

City National (a) has filed the CEO/CFO certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an Exhibit to its Form 10-K for the year ended December 31, 2007, (b) has submitted to the NYSE the 2007 Annual CEO Certification regarding compliance with the NYSE corporate governance listing standards and (c) has provided in its Form 10-K for the year ended December 31, 2007 (i) a report of management on the company's internal control over financial reporting containing management's assessment that as of December 31, 2007, City National's internal control over financial reporting is effective based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and (ii) KPMG's Report of Independent Registered Public Accounting Firm expressing an unqualified opinion on the effectiveness of internal control over financial reporting.

BOARD OF DIRECTORS

Bram Goldsmith
Chairman of the Board
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Richard L. Bloch
Partner
CLB Partners

Kenneth L. Coleman
Chairman
Accelrys, Inc.

Linda Griego
President and
Chief Executive Officer
Griego Enterprises, Inc.

Ashok Israni
President and Chairman
Pacifica Companies

Michael L. Meyer
Managing Principal
AMG Realty Investors

Chief Executive Officer
Michael L. Meyer Company

Ronald L. Olson
Partner
Munger, Tolles & Olson LLP

Bruce Rosenblum
President
Warner Bros. Television
Group

Peter M. Thomas
Managing Partner
Thomas & Mack Company

Kenneth Ziffren
Partner
Ziffren, Brittenham, Branca,
Fischer, Gilbert-Lurie,
Stiffelman, Cook, Johnson,
Lande & Wolf LLP

EXECUTIVE COMMITTEE

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank

President and
Chief Executive Officer
City National Corporation

Bram Goldsmith
Chairman of the Board
City National Corporation

Christopher J. Warmuth
President
City National Bank

Executive Vice President
City National Corporation

Christopher J. Carey
Executive Vice President and
Chief Financial Officer
City National Bank and
City National Corporation

Rodney F. Banks
Executive Vice President
Commercial Banking

John Beale
Executive Vice President and
Chief Information Officer

George H. Benter, Jr.
Vice Chairman
City National Bank

Robert Brant
Executive Vice President
Northern California

Richard Byrd
Executive Vice President
Wealth Management

Michael B. Cahill
Executive Vice President,
General Counsel and
Secretary
City National Bank and
City National Corporation

Kevin P. Dunigan
Executive Vice President
Core Banking

Brian Fitzmaurice
Executive Vice President and
Chief Credit Officer

Mark J. Forbes
Executive Vice President
Real Estate

John Guedry
Executive Vice President
Nevada

Martha Henderson
Executive Vice President
Entertainment

Robert M. Iritani
Executive Vice President
Specialty Banking

Gwen Miller
Executive Vice President
Private Banking
Westside Region and
Los Angeles Metro

Thomas R. Miller
Executive Vice President
Marketing

Michael Pagano
Executive Vice President
Private Banking

John Pedersen
Executive Vice President
and Senior Risk
Management Officer
City National Bank and
City National Corporation

T. Richard Shier
Executive Vice President
Operations Services

INDUSTRY SPECIALTIES AND SERVICES

ENTERTAINMENT

Martha Henderson, EVP
Manager
(310) 888-6200

Pat Wheeler, SVP
Team Manager
(310) 888-6200

Mary Yoel, SVP
Team Manager
(310) 888-6200

Dan Zbojniewicz, SVP
Team Manager
(310) 888-6200

REAL ESTATE

Mark J. Forbes, EVP
Manager
(310) 888-6500

Mary Bowman, SVP
Northern California/
Walnut Creek
(925) 274-2793

John Finnigan, SVP
Los Angeles
(213) 673-8888

Jeffery Jenkins, SVP
Orange County
(949) 724-4180

Paige Serden, SVP
Beverly Hills
(310) 888-6473

Robert Sherrard, SVP
Palo Alto
(650) 812-8315

Jeffrey D. Stites, SVP
San Diego/Las Vegas
(858) 642-4974

SPECIALTY BANKING

Robert Iritani, EVP
Manager
(213) 673-9010

Agribusiness
Jim Ramirez, SVP
(213) 673-8808

Corporate Banking
Steve Sloan, SVP
(213) 673-9011

Franchise Finance
Mortgage Warehousing
Municipal Lending
David Sandoval, SVP
(213) 673-9026

International-Export Finance
Tom Burr, SVP
(213) 673-8612

International-Foreign Exchange
Steve Glynn, SVP
(925) 274-2786

International-Global Markets
Rosie Jen, SVP
(213) 673-9031

International-Import Finance
Stewart Ekelund, VP
(213) 673-8607

Specialty Deposits
Phil Petrozzi, SVP
(714) 228-7720

SPECIALIZED SERVICES

Aircraft Finance
Equipment Leasing
David Maurer, SVP
(213) 673-8929

Asset Based Lending
Leslie Reuter, SVP
(213) 673-8910

Cash Management
Nadilee Russell, SVP
(213) 673-9393
(415) 576-2761

Community Reinvestment
Sal Mendoza, SVP
(213) 673-9613

Government Lending
Ray Forgette, SVP
(213) 673-8181
(800) 722-5945

Income Property/ Mortgage Banking Services
Allen Matchie, SVP
(213) 673-8877

Technology Banking
Robert Brant, EVP
(415) 576-2775

Wine Industry
Mark Brody, SVP
(415) 576-2726

INVESTMENT SERVICES

City National Asset Management
Richard A. Weiss
Executive Vice President and Chief Investment Officer
(310) 888-6314

City National Securities, Inc.
Member FINRA/SIPC
Michael Nunnelee
(800) 280-1464

Convergent Capital Management LLC
Richard H. Adler
President and Chief Executive Officer
(312) 444-6000

REGIONAL AND COMMERCIAL BANKING CENTERS

CALIFORNIA

City National Center,
Beverly Hills

Gwen Miller, EVP
Private Banking Services
Westside Region and
Los Angeles Metro
(310) 888-1037

Kevin McCarthy, SVP
Private and Commercial
Banking Services
(310) 888-6126

Century City
Regional Center

Barbara Van Wormer, SVP
Private and Commercial
Banking Services
(310) 282-2929

Fremont Commercial
Banking Center

Arlene Gould, SVP
Commercial Banking Services
(510) 574-1922

Inland Empire Regional
Center, Riverside

Breck Fleming, SVP
Commercial and Private
Banking Services
(951) 276-8881

Long Beach Regional Center

Don Douthwright, SVP
Commercial and Private
Banking Services
(562) 624-8648

Los Angeles Regional Center

Gwen Miller, EVP
Private Banking Services
Westside Region and
Los Angeles Metro
(310) 888-1037

James E. Haney, Jr., SVP
Commercial Banking Services
Los Angeles Metro,
Long Beach and Ontario
(213) 673-8736

Joe Pacis, SVP
Commercial Banking Services
(213) 673-8712

North Orange County
Commercial Banking Center

Christine Borrelli, SVP
Commercial Banking Services
(714) 228-7726

Oakland Regional Center

Jean Marcuzzo, VP
Private Banking Services
(510) 287-3152

Craig Fendel, VP
Commercial Banking Services
(510) 287-3184

Ontario Commercial
Banking Center

Matthew Taylor, SVP
Commercial Banking Services
(909) 476-7990

Orange County
Regional Center, Irvine

Thomas B. Rogers, EVP
Southern Region
(949) 223-4055

Carla Furuno, SVP
Private Banking Services
(949) 223-4047

Craig Caliger, SVP
Commercial Banking Services
(949) 223-4078

Palo Alto Regional Center

Teni Karakas-Sarkisian, VP
Private and Commercial
Banking Services
(650) 812-8345

San Diego Regional Center,
La Jolla

Lucy von Buttlar, SVP
Private Banking Services
(858) 642-4913

Stephen Cusato, SVP
Commercial Banking Services
(858) 642-4970

San Fernando Valley
Regional Center,
Sherman Oaks

Scott Aney, SVP
San Fernando Valley and
Ventura County
(818) 382-1506

San Francisco
Regional Center

Robert Brant, EVP
Northern California
(415) 576-2775

David M. Lawrence, SVP
Private Banking Services
(415) 576-2784

Mark Brody, SVP
Commercial Banking Services
(415) 576-2726

Ventura County
Regional Center, Oxnard

John Zieglgansberger, SVP
Commercial and Private
Banking Services
(805) 981-2743

Walnut Creek
Regional Center

Arlene Gould, SVP
Commercial Banking Services
(925) 274-5120

Craig Muller, VP
Private Banking Services
(925) 274-2746

NEVADA

Las Vegas Regional Center

John Guedry, EVP
Nevada
(702) 952-4430

Paul Workman, SVP
Southern Nevada
(702) 952-4440

Robert Glaser, SVP
Private Banking Services
(702) 952-4445

Vincent Telles, SVP
Corporate Lending
(702) 952-4420

Shannon Cook, SVP
Real Estate
(702) 952-5986

Northern Nevada
Commercial Banking Center

Jerry Gregory, SVP
Northern Nevada
(775) 885-1227

NEW YORK

New York Regional Center

Richard V. McCune, SVP
Entertainment
(917) 322-5200

Robin S. Balding, SVP
Legal and Private Banking
Services
(917) 322-5200

Michael Vasami, SVP
Commercial Banking Services
(917) 322-5200

BANKING OFFICES

CALIFORNIA

Alameda County

Fremont
Diane Hensley, VP
(510) 574-1900

Oakland*
Matt Ching, VP
(510) 287-3140

San Leandro
Gil Middleton, VP
(510) 347-3410

Contra Costa County

Walnut Creek*
Kevin Louie, VP
(925) 274-2740

Los Angeles County

Beverly Hills*
Erich Klein, SVP
(310) 888-6000

Burbank
Mary Hanna, VP
(818) 238-2400

Century City
Barbara Villalpando, VP
(310) 888-6850

Century City Towers*
A.J. Kroener, VP
(310) 282-7800

Chatsworth
Sam Nazarian, VP
(818) 773-4440

City of Commerce
Patty Spencer, VP
(323) 838-4000

City of Industry
Teresa Granados, VP
(562) 463-2000

Encino
Monika Rye, VP
(818) 905-4100

Glendale
Mirna Batarseh, VP
(818) 265-5620

Long Beach-Golden Shore*
Victoria Rodriguez, VP
(562) 624-8600

Long Beach-Marina
Mayra Martinez, VP
(562) 936-5800

Los Angeles Airport
Catherine Wachter, VP
(310) 342-4500

Los Angeles-Bunker Hill
Scott Kunitz, VP
(213) 253-4366

Los Angeles-City National Plaza*
Sara Buenabad, VP
(213) 673-9909

Los Angeles-Fairfax
Michael Pascarelli, VP
(323) 634-7200

Los Angeles-Pershing Square
Elaine Halbert, VP
(213) 347-2200

Pasadena
Shelly Dyer, VP
(626) 432-7100

Santa Monica
Nicolette Schwartz, VP
(310) 264-2900

Sherman Oaks*
Masoud Afkhami, VP
(818) 382-1400

Studio City
Anna Markarian, VP
(818) 487-7500

Studio City Convenience Center
Anna Markarian, VP
(818) 487-7500

Sun Valley
Randy Guerrero, VP
(818) 252-3020

Torrance
Shonda Jasso, VP
(310) 793-5700

Universal City
Kathi Atkinson, VP
(818) 487-1040

Valencia
Diana Thomas, VP
(661) 291-3166

West Hollywood
Michael Gintz, SVP
(310) 888-6800

West Los Angeles
Adrian Aguinaga, VP
(310) 445-3640

Westwood
Annie Tabakian, VP
(310) 888-6950

Woodland Hills
Brian Fitzwilliam, SVP
(818) 227-4300

Orange County

Anaheim
Lynda Goodell, VP
(714) 704-4944

Irvine
(949) 862-7000

Irvine-Orange County Airport*
Karyn Cecchini, VP
(949) 223-4004

La Palma
Marla Young, VP
(714) 228-7700

Los Alamitos
Tony Montenegro, VP
(562) 936-5840

Newport Beach
Bob Johnson, VP
(949) 718-4466

South Orange County
Chris Brahney, VP
(949) 754-1500

Riverside County

Riverside*
Karen Carver, VP
(951) 276-8800

San Bernardino County

Ontario
Rebecca Estrada, VP
(909) 481-2460

San Diego County

Carlsbad
Dilek Isbilen, VP
(760) 918-2140

La Jolla*
Barbara Eltzroth, VP
(858) 642-4900

San Diego
Penny Duane, VP
(619) 238-7460

San Francisco County

San Francisco*
Joe Sedillo, VP
(415) 576-2700

San Mateo County

Burlingame
Ricardo Ortiz, VP
(650) 696-6400

Santa Clara County

Palo Alto*
Chris Wall, VP
(650) 812-8300

Ventura County

Camarillo
Nina Andres, VP
(805) 384-2100

Oxnard*
Elizabeth Larios, VP
(805) 981-2700

Ventura
Beth Lyons, VP
(805) 677-4200

Westlake Village
Kim Lombardo, VP
(805) 777-8740

NEVADA

Carson County

Carson City
Lori Haney, SVP
(775) 885-1230

Clark County

Cheyenne
Scott Magee, VP
(702) 968-3050

Hughes Center
Dean Collins, VP
(702) 968-2277

Summerlin Centre*
Floy Davis, VP
(702) 952-5969

Tenaya
Patrice Schmidt, VP
(702) 968-3553

Tropicana
Thomas Powers, VP
(702) 968-2363

Twain
Gary Mamiya, VP
(702) 948-1979

Douglas County

Carson Valley
Pamela Pugliese, VP
(775) 783-7037

Washoe County

McCarran
Robert Underwood, SVP
(775) 828-8118

NEW YORK

New York*
Frank Troutman, SVP
(917) 322-5200

**Banking Office is located in a City National Regional Center. Regional Centers are full-service financial centers that provide clients with access to the bank's full array of services, including personal banking, business banking and wealth management, as well as industry-specific services.*

City National Corporation
City National Center
400 North Roxbury Drive
Beverly Hills, California 90210

CITY NATIONAL BANK
The way up.®

END

This annual report containing recovered and post-consumer fiber is just one example of City National's commitment to responsible stewardship of the environment.

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